

October 19, 2012

Via E-mail
David J. Campbell
General Counsel
Silvercrest Asset Management Group Inc.
1330 Avenue of the Americas, 38th Floor
New York, NY 10019

> **Re: Silvercrest Asset Management Group Inc.**
> **Amendment No.1 Registration Statement on Form S-1**
> **Filed October 9, 2012**
> **File No. 333-183963**

Dear Mr. Campbell:

We have reviewed your amended filing together with the supplemental letter submitted on EDGAR as correspondence on October 12, 2012, and have the following comments.

The Reorganization and Our Holding Company Structure, page 41

1.   We note the additional disclosures you provided in response to comment one in our letter dated October 1, 2012. Please revise your reference to the audited financial statements to reference Note 17 rather than Note 16.

Supplemental Letter Submitted on October 12, 2012

Summary Section

2.   Please revise footnotes 3 and 4 to your organizational chart immediately after the consummation of the reorganization and this offering to explain why the percentage of the distributions made by Silvercrest L.P. do not agree to the ownership interests in Silvercrest L.P. reflected on the organizational chart.

Dilution

3.   Please provide us with your calculation of the pro forma, as adjusted net tangible book value as of June 30, 2012, after giving effect to the reorganization and the distribution by Silvercrest L.P. Please reconcile your calculation to the pro forma balance sheet and quantify each of the items reconciling the $5 million amount to the $20.9 million pro forma as adjusted net tangible book value after the offering and reorganization.

Unaudited Pro Forma Consolidated Financial Information

4.   Please revise your pro forma financial information to separately present the impact of the reorganization transactions from the offering. Please refer to Instruction 6 to Article 11-02 of Regulation S-X for guidance.

Unaudited Pro Forma Consolidated Statement of Operations for the Year December 31, 2011

5.   Please revise note (C) to explain what the rate benefit from the flow through entity is and how you determined the tax benefit is 20%. Please refer to Rule 11-02(b)(6) of Regulation S-X. Please also address this comment in note (E) to the six-months ended June 30, 2012 pro forma financial statements.

6.   Please revise note (D) to reconcile the 58.8% of non-controlling interest allocation to the 57.2% ownership interest disclosed in the organizational chart immediately after the consummation of the reorganization and this offering. Please also expand your disclosures to present the computation of net income (loss) attributable to noncontrolling interest in Silvercrest. Please refer to Rule 11-02(b)(6) of Regulation S-X. Please also address this comment in note (E) to the six-months ended June 30, 2012 pro forma financial statements.

Unaudited Pro Forma Consolidated Statement of Financial Condition as of June 30, 2012

7.   Please separately present on the face of this statement the gross amount of the adjustment related to note (A) and note (C) for cash and cash equivalents and the amount of the adjustment related to note (A) and note (E) for deferred tax and other liabilities and additional paid-in capital. Please refer to Rule 11-02(b)(6) of Regulation S-X.

8.   Please revise note (A) to clearly disclose how each transaction disclosed has been reflected as an adjustment to the pro forma financial statements as of and for the six-months ended June 30, 2012. Please refer to Rule 11-02(b)(6) of Regulation S-X.

9.   Please expand upon your disclosures in note (A) to explain to investors why you are acquiring 3,564,782 Class B units of Silvercrest L.P. from your current limited partners but offering 4,814,782 shares of Class A common stock. As part of your explanation, please explain how this difference impacted the ownership interest in Silvercrest L.P. between the Principals and the Public Stockholders.

10.   Please show precisely how you arrived at the liability to be recognized for the tax receivable agreement. Please refer to Rule 11-02(b)(6) of Regulation S-X.

11.   Please explain to us how you determined that the $1,886 payment for the partner notes receivable on September 18, 2012, is directly attributable to the reorganization transactions and/or the offering. Please refer to Rule 11-02(b)(6) of Regulation S-X.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Christina E. Melendi, Esq. (Via E-mail)
     Bingham McCutchen LLP